UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

ZORAN CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

98975F101

(CUSIP Number of Class of Securities)

Levy Gerzberg

President and Chief Executive Officer

Zoran Corporation

1390 Kifer Road

Sunnyvale, California 94086

(408) 523-6500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copy to:

Timothy R. Curry, Esq.

O’Melveny & Myers LLP

2765 Sand Hill Road

Menlo Park, California 94025

(650) 473-2627

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$6,687,211	$374

* Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Valuation assumes that all options to purchase common stock of Zoran Corporation that are eligible for exchange in the offer will be tendered for new awards of restricted stock units and cancelled pursuant to the offer. These options cover an aggregate of 2,667,687 shares of Zoran Corporation common stock and have an aggregate value of $6,687,211 as of November 12, 2009 as determined using the Black-Scholes option pricing model.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$374	Filing party:	Zoran Corporation
Form or Registration No.:	Schedule TO	Date filed:	November 12, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

*If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed by Zoran Corporation (the “Company”) with the Securities and Exchange Commission on November 12, 2009. The Schedule TO relates to a one-time stock option exchange program pursuant to which the Company is offering certain employees the opportunity to exchange options to purchase up to an aggregate of 2,667,687 shares of the Company’s common stock, whether vested or unvested, that were granted under the Company’s equity incentive plans and that (1) have an exercise price that is greater than $12.00 per share, (2) were granted before November 12, 2007, and (3) have a term that is scheduled to expire after November 12, 2011, as described in the Offer to Exchange Certain Outstanding Stock Options, filed as Exhibit (a)(1)(A) with the Schedule TO, and the related Election Form and Release Agreement, filed as Exhibit (a)(1)(B) with the Schedule TO.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Amendment No. 1 amends and restates only the item to the Schedule TO that is being amended and restated, and unaffected items and exhibits are not included herein. This Amendment No. 1 is the final amendment to the Schedule TO and reports the results of the tender offer. This Amendment No. 1 is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Exchange Act.

ITEM 4.	TERMS OF THE TRANSACTION

Item 4 of the Schedule TO is hereby amended and supplemented to add the following information:

“The option exchange program expired on December 10, 2009 at 9:00 p.m. Pacific Time. A total of 453 eligible employees participated in the option exchange. Pursuant to the terms and conditions of the option exchange, the Company accepted for exchange options to purchase an aggregate of 1,792,097 shares of the Company’s common stock, representing 68% of the total number of options originally eligible for exchange. These surrendered options were cancelled effective as of the expiration of the option exchange, and immediately thereafter and in exchange therefor, the Company granted a total of 512,028 new restricted stock units under the Company’s 2005 Equity Incentive Plan.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

ZORAN CORPORATION

By:	/S/ KARL SCHNEIDER
Karl Schneider Senior Vice President of Finance and Chief Financial Officer

Date: December 11, 2009